For the Period Ending

March 31, 2007

Augusta Resource Corporation

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (the “Company”, “Augusta”, “we”, “us”, “our”) should be read in conjunction with the accompanying consolidated financial statements and notes for quarter ended March 31, 2007 and with the audited consolidated financial statements for the year ended December 31, 2006, all of which are available at the SEDAR website at www.sedar.com.

As discussed herein this MD&A has been amended to give effect to the restatement as described in “Restatement” below and in “Restatement” in Note 2 of the restated consolidated financial statements for the three months ended March 31, 2006. This MD&A does not reflect events subsequent to April 27 , 2007.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and presented in Canadian dollars unless otherwise indicated.

Restatement

During the preparation of the initial Form 40-F filing document, a requirement for an American Stock and Options Exchange (AMEX) listing, the Company discovered non-cash errors relating to its financial statements for the first quarter ended March 31, 2006 as well as for each quarter of 2005. In the previously released financial statements the Company had not properly accounted for the convertible debenture issued on June 1, 2005. Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3860 requires that the proceeds received from the issuance of convertible debt be allocated between its equity and debt components. The Company had treated all the proceeds as debt. Further, upon review of the option pricing model (Black-Scholes) used for valuing stock options and warrants issued during 2005, the Company concluded that the time period used to calculate the volatility assumption required adjustment. Refer to the Consolidated Financial Statements Note 2 for more details.

Forward-Looking Statements

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth in the MD&A filed in conjunction with the December 31, 2006 year-end..

Description of Business

We are engaged in the exploration and development of mineral properties located in Pima County, Arizona and White Pine County, Nevada. Our properties are in the exploratory and development stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations. The Company depends on equity and debt capital to finance its activities.

Overview of Performance

Property in Pima County, Arizona

On June 1, 2005, the Company announced that it had entered into an Option Agreement to purchase 100% of the Rosemont Ranch copper deposits in Pima County, Arizona, subject to a 3% Net Smelter Royalty (“NSR”). The property (which includes patented and unpatented claims, fee land and surface grazing rights that in aggregate total approximately 14,880 acres (6,026 hectares) is approximately 50 kilometers southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Phelps Dodge and Asarco. The property contains three known potentially open-pit mine-able copper/molybdenum/silver (“Cu-Mo-Ag”) skarn deposits on patented mining claims.

The Option Agreement required the cash payment of US $20,800,000 payable over a three year period. After making the initial payment of $8,439,226 (US $6,666,666) in June 2005, the Company completed the remaining payments, after a reduction for early payment provisions of approximately $470,000, of $16,114,985 (US $ 13,733,582) on March 31, 2006 and thereby acquired a 100% working interest in the property subject to a 3% NSR.

In August 2006, the Company commenced the feasibility study on Rosemont with M3 Engineering and Technology Corporation of Tucson, Arizona being awarded the contract after a due bid and selection process. To lead the project internally, the Company appointed Mr. Lance Newman as VP, Metallurgical Operations and Mr. Mark Stevens as Chief Project Geologist. Both Mr. Newman and Mr. Stevens are seasoned members of the team with proven track records in project development and operations.

The Company continues to work with consultants to advance the NI 43-101 compliant feasibility study, which is now expected for publication in the second quarter 2007 as a result of the delay in completing the updated resource statement (see below). Metallurgical test work has largely been completed, and engineering is now [90%] complete. The feasibility study will evaluate the project economics associated with solvent extraction and electrowinning oxide copper processing and sulfide concentrate production.

Augusta Resource Corporation was pleased to deliver the 2007 Rosemont Deposit Mineral Resource Estimate in the first quarter of 2007. The updated resource estimate reports 5.7 billion pounds (“lbs”) of copper (“Cu”) and 157 million ounces (“oz”) of molybdenum (“Mo”) in measured and indicated resources, and 1.5 billion lbs of Cu and 23 million oz of Mo in inferred resources. The estimate also includes a new silver (“Ag”) resource for the deposit, which quantifies approximately 66.5 million ounces (“oz”) of Ag in measured and indicated resources and 9.3 million oz of Ag in inferred resources.

The updated resource statement comes after completing a 20,000-meter infill drill program at Rosemont in 2006, which was focused on upgrading the sulfide copper-molybdenum resource (543.1 M tons at 0.75% Cu equivalent at a 0.2% Cu cutoff) and quantifying a new silver resource (543.1 M tons at 0.12 Ag oz/ton at a 0.2% Cu cutoff). In addition the Company conducted a re-assay program of historic drilling, which combined with new drilling to quantify a surface oxide copper resource (74.5 M tons at 0.20% Cu equivalent at a 0.1% Cu cutoff). The below tables provide a more detailed outline of the updated resource statement:

TABLE 1

Cutoff Grade Cu %	Short Tons (millions)	%Cu	%Mo	Ag oz/t	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)	lbs Cu Eq.* (millions)
MEASURED MINERAL RESOURCES
Oxides: 0.10	14.3	0.21	-	-	-	61	-	-	61
Sulfides: 0.20	120.4	0.55	0.016	0.15	0.82	1,312	38.5	17.5	1,986
INDICATED MINERAL RESOURCES
Oxides: 0.10	60.2	0.20	-	-	-	236	-	-	236
Sulfides: 0.20	422.7	0.49	0.014	0.12	0.73	4,109	118.4	49.0	6,146
TOTAL COMBINED MEASURED AND INDICATED MINERAL RESOURCES
Oxides: 0.10	74.5	0.20	-	-	-	297	-	-	297
Sulfides: 0.20	543.1	0.50	0.014	0.12	0.75	5,421	156.9	66.5	8,132

TABLE 2

Cutoff Grade Cu %	Short Tons (millions)	% Cu	%Mo	Ag oz/t	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)	lbs Cu Eq.* (millions)
INFERRED MINERAL RESOURCES
Oxides: 0.10	30.0	0.20	-	-	-	121	-	-	121
Sulfides: 0.20	163.0	0.43	0.007	0.06	0.55	1,386	22.8	9.3	1,777

Copper equivalence is based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors. The new NI 43-101 report on the Rosemont Property will be filed on SEDAR within 45 days of the resource release dated March 16, 2007.

Qualified Person

Augusta Resource Corporation retained WLR Consulting, Inc. (WLRC) of Lakewood, Colorado to estimate the Rosemont mineral resources as a part of a bankable feasibility mining study that is presently in progress. The mineral resource estimation work was performed by or under the direction of Mr. William L. Rose, P.E., WLRC’s Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian National Instrument 43-101.

Feasibility Study

Augusta’s management team is pleased with being able to increase the measured and indicated resource estimate for the Rosemont project. These results will now be evaluated for economic mine designs in the final feasibility study due for completion in the second quarter. With the sizable increase in the resource estimate to more than 10 billion pounds of copper equivalent, the Rosemont project is proving to be even more of a strategic domestic asset.

Permitting

Concurrent with completing the feasibility study at Rosemont, the Company is preparing a detailed and comprehensive Plan of Operations for submission to the US Forest Service in the second quarter of 2007. Using this plan as a basis for permitting, Augusta will then move through the National Environmental Policy Act (“NEPA”) permitting process, whereby the US Forest Service initiates an Environmental Impact Statement and public review process. The company continues to work with local interests to address relevant factual concerns and issues as part of the NEPA process.

Financing

With approximately $3.8 million in cash on hand as at March 31, 2007, the Company has commenced discussions with various financial intermediaries in preparation for an expected release of a positive feasibility study and the subsequent Board of Directors decision to proceed with the development of Rosemont. The objective is to initially secure sufficient funding to cover expenditures through to the expected completion of the permitting process.

The Augusta management team is committed to advancing the Rosemont project as a cornerstone asset for growth in becoming a mid-tier copper producer within the next five years. The Company continues to look for opportunities to acquire exploration, development and production stage projects, in an effort to position the Company as a major copper producer in the long term.

To March 31, 2007 expenditures related to the Rosemont mineral property totalled $26,160,581 and deferred development expenditures totalled $18,328,752, of which $2,857,073 was incurred during the first quarter.

Properties in White Pine County, Nevada

On May 11, 2006, the Company announced it had retained Pincock, Allen & Holt, to conduct a pre-feasibility study at Mount Hamilton. The study is evaluating the development of the Centennial Deposit as an open-pit heap leach gold mine. The study is being expanded to assess run of mine heap leaching methods. Additional metallurgical testing will be required to quantify grade/recovery characteristics of run of mine leach versus crushed ore, therefore final study results are not expected until the fourth quarter 2007.

In May 2006, the Company announced a 3,000 meter Phase I Exploratory Drilling Program at the Shell Deposit, which commenced in August 2006. The results from the drill program will be released during the second quarter.

As of March 31, 2007, at the Mount Hamilton project, mineral property expenditures totaled $6,801,978 and deferred development expenditures were $347,148 of which $489 was incurred during the first quarter. Total mineral property expenditures on the Shell property were $257,827 and deferred development expenditures were $556,481 of which $336,036 was incurred during the first quarter.

As at March 31, 2007, the Company’s capitalized costs on its mining assets were as follows:

	Mineral Properties Cost		Deferred Development Expenses
	March 31	December 31	March 31	December 31
Mineral Properties and Deferred Development	2007	2006	2007	2006
Rosemont property	$26,160,581	$25,017,429	$18,328,752	$15,471,679
Mt. Hamilton property	6,801,978	6,801,978	347,148	346,659
Shell property	257,827	228,292	556,481	220,445
	$33,220,386	$32,047,699	$19,232,381	$16,038,783

Mineral properties:	2006	2006
Balance, beginning of period	$32,047,699	$15,161,604
Acquisition costs	1,172,687	17,157,330
Lone Mountain cost adjustment	-	(24,993)
Write-offs	-	(246,242)
Balance, March 31, 2007 and December 31, 2006	33,220,386	32,047,699

Deferred development:
Balance, beginning of period	16,038,783	3,035,560
Work program expenditures (1)	3,193,598	13,066,531
Write-offs	-	(63,308)
Balance, March 31, 2007 and December 31, 2006	19,232,381	16,038,783

Total Mineral Properties and Deferred Development	$52,452,767	$48,086,482

(1)	Includes geological, engineering and environmental work programs designed to advance the development of the mineral property.

Results of Operations

Comparison of the three-month period ending March 31, 2007 and 2006 (restated)

	Three months ending March 31
	2007	2006	Change
		(restated, note 2)
EXPENSES
Salaries,benefits and bonuses	$506,377	$241,467	$(264,910)
Stock based compensation	447,070	230,546	(216,524)
Insurance	113,378	74,341	(39,037)
Legal fees	96,433	20,139	(76,294)
Filing and regulatory	72,503	19,165	(53,338)
Travel	52,495	48,099	(4,396)
Office and sundry	48,023	35,268	(12,755)
Investor relations	43,001	57,814	14,813
Consulting and communication	38,449	24,855	(13,594)
Accounting and audit	35,000	35,500	500
Rent	33,691	16,790	(16,901)
Amortization	6,630	845	(5,785)
Fiscal and advisory services	4,012	18,207	14,195
Administration	-	7,500	7,500
Foreign exchange gain	(9,958)	(9,260)	698
Other expenses (revenues)	60,707	-	(60,707)

Loss from operations	(1,547,811)	(821,276)	(726,535)
Interest and other income	68,006	71,983	(3,977)
Debt issuance costs	-	(163,678)	163,678
Interest and finance charges	(61,079)	(613,510)	552,431

NET LOSS	(1,540,884)	(1,526,481)	(14,403)

The net loss for the three-month period ending March 31, 2007 was $1,540,884. This was $14,403 greater than the loss of $1,526,481 for the three-month period ending March 31, 2006.

In mid 2006, senior employees were hired and offices were established in Denver, Colorado and Tucson, Arizona. Reflecting the increase in personnel; salaries, benefits and bonuses, stock based compensation, office and sundry and rent all increased.

The share based compensation expense of $447,070 is the result of 1,035,000 stock options being issued to corporate directors, officers and employees during the quarter as well as a charge for the pro rata portion of options issued in prior years. The large non-cash expense has increased as a result of the number of options granted.

Legal fees were $96,433 for the three months ended March 31, 2007 compared to $20,139 for the same three month period in 2006. The significant increase is due to increased corporate and operational activity as well as additional legal services to acquire land for water pumping purposes at the Rosemont property.

Filing and regulatory expenses were $72,503 an increase of $53,338 from the same period in 2006 reflecting the additional costs for the TSX and AMEX listings. During the first three months in 2006, the Company was listed on the TSX Venture Exchange.

Other expenses of $60,707 capture operational expenditures pertaining to the working ranch acquired with the acquisition of the Rosemont property.

The debt issuance costs arose on the issuance of the $6,000,000 convertible debenture. The debenture was retired on June 1, 2006.

Interest and finance charges to March 31, 2007 are $61,079 a decrease of $552,431 over $613,510 during the three months ended March 31, 2006. The interest is the accretion on the notes payable and represents the difference between the face value and carrying value of the notes and is expensed over the term of the note. The lower interest charge during the first quarter reflect the near term maturity of the note payable.

Summary of Quarterly Results

Selected financial information for each of the eight most recently completed quarters, as revised, of fiscal 2007, 2006 and 2005 are as follows, the first quarter 2006 and 2005 quarters have been restated:

			Net loss per
			share basic
	Revenue	Net loss	& diluted
Mar 2007	Nil	$(1,540,884)	$(0.02)
Dec 2006	Nil	$(1,242,765)	$(0.02)
Sep 2006	Nil	$(1,453,462)	$(0.02)
Jun 2006	Nil	$(2,436,883)	$(0.04)
Mar 2006	Nil	$(1,526,481)	$(0.04)
Dec 2005	Nil	$(2,527,247)	$(0.07)
Sep 2005	Nil	$(1,458,494)	$(0.04)
Jun 2005	Nil	$(861,062)	$(0.03)

Liquidity

The Company’s mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s performance and valuation.

The Company’s working capital as at March 31, 2007 was $640,885 compared with a working capital of $6,760,921 as at December 31, 2006, a decrease of $6,120,036. During the first quarter, expenditures for land for water pumping purposes, capital assets and deferred development on the mineral properties were $4,962,705 and cash used in operations totaled $946,306.

The Company’s cash position as at March 31, 2007 was $3,777,875 compared with $9,686,886 as of December 31, 2006, a decrease of $5,909,011.

No additional long-term liabilities have been incurred during the period. The current obligations of the Company are expected to be funded through existing cash.

The following table lists as of March 31, 2007 information with respect to the company’s known contractual obligations.

	Payments due by period
		Less than 1	03-Jan	3 – 5	More than 5
Contractual Obligations	Total	year	years	years	years
Accounts payable and accrued liabilities(1)	$1,860,287	$1,860,287	$-	$-	$-
Long-Term Debt Obligations (2)	1,767,755	1,767,755	-	-	-
Operating Lease Obligations (3)	224,120	76,750	97,470	49,900	-
Other Long-Term Liabilities Reflected on the Company's	2,200,000	-	-	-	2,200,000
Balance Sheet under Canadian GAAP(4)
Total	$6,052,162	$3,704,792	$97,470	$49,900	$2,200,000

(1)	Represents accounts payable and accrued liabilities due within the next 12 months.
(2)

Represents amounts owed to various unrelated parties totaling $38,405. These amounts do not bear interest. Represents $1,729,350 in notes payable to Diamond Hill Investments Ltd. for the purchase of DHI Minerals (U.S.) Ltd. which owns the Mount Hamilton property.

(3)

Represents Glendale office rent of US $6,900 per month, under a 36 month lease agreement expiring on June, 2009 and US $939 per month for lodging premises in Tucson, under a 12 month lease agreement expiring on September 30, 2007.

(4)	Represents $2,200,000 in deferred tax liability on the acquisition of the Mount Hamilton property through DHI Minerals Ltd.

Capital Resources

The Company’s primary capital assets are cash and mineral properties, which are discussed in detail in the section, Overview of Performance. The Company has entered into several option agreements, which provide for further acquisitions and exploration expenses to be incurred, however, these are option agreements and the Company is not committed to completing these expenditures.

We will require additional capital to fund our business plan. We have no revenue from operations and do not expect to generate any revenue from operations in the foreseeable future.

During 2007 the Company anticipates that it we will require capital for the following:

Engineering, geological and environmental expenditures to advance Rosemont through the feasibility study period $4,500,000.

Down payment for the Pima Mine Storage and Retrieval Facility to be accessed at a later time during production, the majority of which will be incurred before completion of the feasibility study, including the purchase of water $1,600,000.

On going direct administrative support of Rosemont project for the year $400,000.
Assuming a positive feasibility study and Board of Directors development decision additional 2007 expenditures are anticipated to include:
i)	deposits on long lead time mill and mobile equipment $9,500,000,
ii)	detailed engineering work $3,000,000,
iii)	ongoing engineering, geological and environmental expenditures to advance the Rosemont project post development decision $3,500,000,
iv)	additional employees to advance Rosemont development $500,000.
Note payment related to the purchase of the Mount Hamilton property $1,800,000.
Exploration and option payments related to the Shell property $900,000.

      Ongoing administrative expenses for the Company $3,900,000.

While current cash reserves are expected to last through to completion of the feasibility study we anticipate that it will require additional capital of approximately $20,000,000 to fund the remainder of our business activities for the year. The Company has commenced a process of discussions with various financial intermediaries in preparation for the release of the NI 43-101 compliant feasibility study in the second quarter of 2007 and the subsequent Board of Directors decision to proceed with the development of Rosemont. The objective is to secure sufficient initial funding to cover expenditures through to the expected completion of the permitting process.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company will continue to depend upon equity capital to finance its activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements for the Company and the support of its creditors.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Transactions with Related Parties

During the period ending March 31, 2007, the Company incurred expenses of $Nil (2006 - $7,500) for administrative services provided by a company in which a director of the Company has a 25% interest.

At March 31, 2007, $212,017 of accounts receivable (2006 - $6,291) is due from related companies, which share office space and certain common directors with the Company. Also, included in accounts receivable at December 31, 2006 is an amount of $48,749 (2006 - $23,917 accounts payable) due from a company in which a director of the Company has a 25% interest. At March 31, 2007, $45,000 (2006 - $18,750) is due to the Vice President Administration of the Company for accrued salaries.

All related party transactions are recorded at the exchange value.

Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

Changes in Accounting Policies including Initial Adoption

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2006:

i)

Section 3855, “Financial Instruments – Recognition and Measurement”, describes the standards for recognizing and measuring financial assets, financial liabilities and non- financial derivatives. All financial assets, except for those classified as held-to- maturity, loans and receivables, and derivative financial instruments are measured at their fair values. All financial liabilities are measured at their fair values when they are classified as held for trading purposes. Otherwise, they are measured at their carrying value. The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

ii)

Section 1530,“Comprehensive Income”, and Section 3251, “Equity”. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, ‘Equity”, replaces Section 3250, “Surplus”, and establishes stands for the presentation of equity and changes in equity as a result of the new requirements of Section1530, “Comprehensive Income.” The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

Financial Instruments and Other Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes and advances and convertible debenture as reflected in the balance sheet approximate their fair values. The company has no significant concentrations of credit risk.

Share Capital information

As at the date of this report the Company had an unlimited number of common shares authorized for issuance, with 72,749,067 issued and outstanding. The Company had 5,811,167 outstanding stock options with 1,686,167 vested and available for exercise. The Company also had 18,947,600 in outstanding warrants available to be exercised. From March 31, 2007 to the date of this report no options were exercised. In the first quarter, Augusta announced the granting of 1,035,000 stock options to directors, officers and employees of the Company at an exercise price of $2.12 per share for a period of five years expiring on March 2, 2012.